INTERLINE BRANDS, INC.

701 San Marco Boulevard

Jacksonville, FL 32207

April 17, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward M. Kelly

Re:	Interline Brands, Inc.
Registration Statement on Form S-4
Filed March 15, 2013
File No. 333-187271

Dear Mr. Kelly,

Reference is made to the registration statement of Interline Brands, Inc., a Delaware corporation (the “Company”) on Form S-4 filed on March 15, 2013 (as amended, the “Registration Statement”), relating to the proposed exchange of up to $365,000,000 principal amount of the Company’s new 10% / 10.75% Senior Notes due 2018 (the “Exchange Notes”), which will be registered under the Securities Act of 1933, as amended (the “Securities Act”), for up to $365,000,000 principal amount of the Company’s issued and outstanding 10% / 10.75% Senior Notes due 2018 (the “Outstanding Notes”), pursuant to the terms of a Registration Rights Agreement, dated August 6, 2012, which the Company entered into with the initial purchasers of the Outstanding Notes in connection with the Company’s offering of the Outstanding Notes.

Please be advised that the Company is registering the exchange offer on behalf of all registrants in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Company hereby represents that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer, by means of the exchange offer prospectus or otherwise, aware that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

The Company will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision, in substantially the form set forth below:

If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

With respect to any broker-dealer that participates in the exchange offer with respect to outstanding notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or any of its affiliates to distribute the exchange notes.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact the undersigned at (904-421-1471) or Stuart Gelfond (212-859-8272) of Fried, Frank, Harris, Shriver & Jacobson LLP, our legal counsel.

[Signature page follows]

Very truly yours,

INTERLINE BRANDS, INC.

By:	/s/ Michael Agliata
Name:	Michael Agliata, Esq.
Title:	Vice President, General Counsel and Secretary

cc:	Stuart H. Gelfond, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP